Mail Stop 3561

      							July 29, 2005

Via U.S. Mail and Fax
Mr. Victor C. Streufert
Chief Financial Officer
Water Pik Technologies, Inc.
23 Corporate Plaza, Suite 246
Newport Beach, CA 92660

	RE:	Water Pik Technologies, Inc.
      Form 10-K for Fiscal Year Ended September 30, 2004
		Filed December 14, 2004
		Forms 10-Q for Fiscal Quarters Ended December 31, 2004
and
      March 31, 2005
		File No. 1-15297

Dear Mr. Streufert:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ending September 30, 2004

Selected Financial Data, page 16

1. We note your disclosure of EBITDA as an important indicator of the
operational strength and performance of your ongoing business. Please see our frequently asked questions regarding the use of Non-
GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise
your future filings accordingly.
* Please expand your disclosure to provide the substantive reasons for why management believes EBITDA provides useful information to investors regarding your financial condition and results of
operations.   Avoid mere conclusions that the measure "is commonly
used by investors and financial analysts in evaluating operating performance." Also describe any other ways you use this measure in evaluating your business.
* Please explain why EBITDA is a meaningful measure of operational performance. Specifically, since capital items are necessary to enable you to generate revenues, explain why you believe a financial measure that omits depreciation is a relevant and useful measure of operating performance.
* Please reconcile EBITDA to the most closely comparable GAAP measure of operating performance: net income.

Critical accounting policies and estimates
Insurance reserves and legal contingencies, page 19

2. Please provide additional disclosures regarding your accruals for loss contingencies. Examples of specific disclosures typically relevant to an understanding of historical and anticipated product liability costs include the nature of personal injury or property damages alleged by claimants, aggregate settlement costs by type of claim, and related costs of administering and litigating claims. Your disclosures should address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Refer to SAB Topic 5Y, question 3.

Note 5 Goodwill and other intangibles, page 40

3. Tell us the how you applied the guidance in paragraph 30 of SFAS
142 in determining your reporting units for the goodwill impairment test. It appears that the activities of your reportable segment for
Pool Products and Heating Systems may consist of more than one type of business.


Note 11 Commitments and Contingencies, page 47

4. We note your loss accruals for insurance reserves and legal contingencies reflect only the portion that is not covered by insurance policies. However, it may not be appropriate to net the accruals with the receivables from the insurance companies, unless there is a right of offset. Instead, you should separately evaluate and record the liability for loss contingencies and the probability for recovery from your insurance carriers. In this respect tell us how you applied the guidance in SFAS 5 and other relevant accounting literature.

5. If an exposure to loss exists in excess of the amount you have accrued for lawsuits and claims, paragraph 10 of SFAS 5 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform to the requirements of SFAS 5, or explain why no modification is necessary.

6. With respect to product liabilities, please add detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of these liabilities in Note 11 and your critical accounting policies in MD&A. Please refer to the disclosures outlined in SAB Topic 5Y, question 2.

Note 13 Acquisitions, page 48

7. We note that a significant portion of the purchase price was allocated to goodwill for both of the acquisitions. Please disclose the primary reasons for each acquisition including the factors that contributed to a purchase price that result in the recognition of goodwill. Refer to SFAS 141 paragraph 51.

Note 15 Business segments, page 49

8. It appears that your Pool Products and Heating Systems reportable segment may include more than one operating segment since the business activities include both pool products and commercial and residential heating systems based on the disclosures in the business section. Tell us how you applied the guidance in paragraph 10 SFAS
131 in evaluating your management approach and identifying your operating segments. If you have aggregated operating segments, disclose this in Note 15 and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

      							Larry Spirgel
								Assistant Director
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Mr. Victor Streufeurt
Water Pik Technologies, Inc.
July 29, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE